Exhibit 99.4

Glass House Brands Announces Change of Auditor

LONG BEACH, Calif. and TORONTO, November 11, 2026 -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (NYSE: GLAS) today announced that BDO USA, P.C. ("BDO") resigned as auditor at the request of the Company, and Macias Gini & O'Connell LLP ("MGO") was reappointed as Glass House's auditor effective November 6, 2026. The resignation and reappointment were approved by the Company's Audit Committee and Board of Directors.

MGO had been the Company's auditor since it became a public company in mid-2021. At the Company's request, MGO resigned as auditor on September 11, 2026 to allow for the appointment of BDO.

In its response letter dated September 11, 2026, MGO agreed with the statements in the Company's notice of change of auditor insofar as they related to MGO. The notice stated that, in the opinion of the Board of Directors of the Company, no "reportable event" as defined in National Instrument 51-102 ("NI 51-102") had occurred during the period commencing at the beginning of the Company's two most recently completed financial years and ending on the resignation date. MGO stated that it had no basis to agree or disagree with statements not relating to MGO.

To facilitate its listing on the New York Stock Exchange, in June, 2026, the Company announced that it had entered into several agreements to facilitate the deconsolidation of its former indirect wholly owned subsidiary, Glass House Retail, LLC, segregating the Company's dual-use cannabis business from its medical cannabis business. Before it was asked to resign as GLAS' auditor, and as part of its Q2 2026 interim review, MGO reviewed the Company’s accounting for the deconsolidation transaction and completed its review without identifying any material modification required to the Company’s accounting treatment or related disclosures.

Glass House decided to change auditor based on BDO's expertise and its stated ability to meet Glass House's Q3 reporting deadline of November 16, 2026.

In mid-October 2026, the Company became concerned that BDO might not be able to complete its review procedures on the Company’s third quarter interim financial statements by the applicable reporting deadline. In particular, BDO advised the Company that it had not completed its evaluation of the accounting for the deconsolidation transaction and had not reached a conclusion regarding that matter.

The accounting treatment for the deconsolidation transaction had previously been reviewed by MGO in connection with the Company’s Q2 2026 interim reporting, and MGO completed its Q2 review without identifying any material modification required to that accounting treatment.

In response, the Company contacted MGO regarding its availability and ability to complete the Q3 review within the Company’s reporting timetable. MGO indicated that, subject to completion of its acceptance procedures, formal appointment and completion of its review procedures, it expected to be able to complete the Q3 review within the applicable filing timetable. The Company subsequently decided to reappoint MGO as its auditor.

The Board of Directors concluded that no reportable event occurred during BDO’s tenure. BDO advised the Company, however, that because BDO had not completed its review of the Company’s accounting for the deconsolidation transaction and had not reached a conclusion regarding that matter before its resignation, BDO considered the matter to constitute an “unresolved issue” and therefore a “reportable event” under NI 51-102. The Company disagrees with BDO’s characterization but is disclosing BDO’s position in accordance with NI 51-102.

BDO did not issue an auditor's report on the Company's financial statements during its appointment.

About Glass House Brands

Glass House is one of the fastest-growing cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding future financial statements, reviews or opinions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including and those risks disclosed in the Glass House's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House's Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House's public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouseIR@kcsa.com